Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

Three Months Ended March 31,
2015
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$107,954
Income from equity investee	(88)
Tax expense based on income	65,804
Fixed charges excluding subsidiary preferred stock dividends tax adjustment (a)	94,366
Earnings available for fixed charges, as defined	$268,036
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$85,366
Estimated interest cost within rental expense	1,901
Amortization of net debt premium, discount, and expenses	5,488
Subsidiary preferred stock dividends	1,611
Adjust subsidiary preferred stock dividends to pretax basis	1,004
Total fixed charges, as defined	$95,370
Consolidated ratio of earnings to fixed charges	2.81

(a)	Includes net interest related to uncertain tax positions.